WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
Schedule III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15C3-3
As of and for the Year Ended December 31, 2015

Information relating to possession or control requirements is not applicable to Woodbridge Financial Group, LLC and subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(i).